FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Park Place, Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________
EXHIBIT INDEX
The following is a list of Exhibits included as part of this Report on Form 6-K:
1.     Amended 2005 Stock Option Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   May 14, 2007

EXHIBIT 1
GOLDCORP INC.
2005 STOCK OPTION PLAN
(AMENDED EFFECTIVE MAY 2, 2007)
ARTICLE 1
GENERAL
1.1     Purpose
          The purpose of this Plan is to advance the interests of the Corporation by (i) providing Eligible Persons with additional incentive; (ii) encouraging stock ownership by Eligible Persons; (iii) increasing the proprietary interest of Eligible Persons in the success of the Corporation; (iv) encouraging Eligible Persons to remain with the Corporation or its Affiliates; and (v) attracting new employees, officers and Consultants to the Corporation or its Affiliates.
1.2     Administration
(a)	This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors. If a committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the committee.

(b)	Subject to the limitations of this Plan, the Board has the authority: (i) to grant Options to purchase Shares to Eligible Persons; (ii) to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants; (iii) to interpret this Plan and to adopt, amend and rescind such administrative guidelines and other rules and Regulations relating to this Plan as it may from time to time deem advisable, subject to required prior approval by any applicable regulatory authority; and (iv) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, Regulations, interpretations and determinations will be conclusive and binding upon all parties.
1.3     Interpretation
          For the purposes of this Plan, the following terms will have the following meanings unless otherwise defined elsewhere in this Plan:
A.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in the Securities Act (Ontario);

B.	“Affiliated Entity” means a person or corporation which is an affiliated entity of the Corporation as defined in Multilateral Instrument 45-105 — Trades to Employees, Senior Officers, Directors and Consultants;

C.	“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v)

any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;
D.	“Board” means the Board of Directors of the Corporation or a committee thereof appointed in accordance with the Plan;

E.	“Change of Control” means the occurrence of any one or more of the following events:
(i)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Corporation and/or any of its Subsidiaries which have an aggregate book value greater than 30% of the book value of the assets, rights and properties of the Corporation and its Subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Corporation in the course of a reorganization of the assets of the Corporation and its subsidiaries;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror (as such terms are defined in the Act) to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)	as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Corporation or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(vi)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.
For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

F.	“Consultant” means individuals, other than employees and officers and directors of the Corporation or an Affiliated Entity that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliated Entity under a written contract between the Corporation or the Affiliated Entity and the individual or a company of which the individual consultant is an employee or shareholder or a partnership of which the individual consultant is an employee or partner and (ii) in the reasonable opinion of the Corporation, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliated Entity;

G.	“Corporation” means Goldcorp Inc.;

H.	“Eligible Person” means, subject to the Regulations and to all applicable law, any employee, officer or Consultant of (i) the Corporation or (ii) any Affiliated Entity (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliated Entity);

I.	“Insider” means: (i) an insider as defined in the Securities Act (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of a Subsidiary of the Corporation; and (ii) an Associate of any person who is an insider by virtue of (i);

J.	“Option” means a right granted to an Eligible Person to purchase Shares pursuant to the terms of this Plan;

K.	“Participant” for the Plan means each Eligible Person to whom Options are granted;

L.	“Plan” means the Corporation’s 2005 Stock Option Plan, as same may be amended from time to time;

M.	“Regulations” means the regulations made pursuant to this Plan, as same may be amended from time to time;

N.	“Retirement” in respect of a Participant means the Participant ceasing to be an employee, officer or Consultant of the Corporation or an Affiliated Entity after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

O.	“Retirement Date” means the date that a Participant ceases to be an employee, officer or Consultant of the Corporation or an Affiliated Entity due to the Retirement of the Participant;

P.	“Shares” means the common shares in the capital of the Corporation;

Q.	“Subsidiary” means a corporation which is a subsidiary of the Corporation as defined under the Securities Act (Ontario);

R.	“Termination” means: (i) in the case of an employee, the termination of the employment of the employee with or without cause by the Corporation or an Affiliated Entity or cessation of employment of the employee with the Corporation or an Affiliated Entity as a result of resignation or otherwise other than the Retirement of the employee; (ii) in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an Affiliated Entity (other than through the Retirement of an officer); and (iii) in the case of a Consultant, the termination of the services of a Consultant by the Corporation or an Affiliated Entity (other than through the Retirement of a Consultant);

S.	“Termination Date” means the date on which a Participant ceases to be an Eligible Person due to the Termination of the Participant;

T.	“Transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership passes from one person to another, or to the same person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and

U.	“TSX” means the Toronto Stock Exchange.
          Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine.
          This Plan is to be governed by and interpreted in accordance with the laws of the Province of Ontario.
1.4     Shares Reserved under the Share Option Plan
(a)	The aggregate maximum number of Shares available for issuance from treasury under this Plan is 12,500,000, subject to adjustment or increase of such number pursuant to Section 3.3. Any Shares subject to an Option which has been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without having been exercised will again be available under the Plan.

(b)	The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. The maximum number of Shares issuable to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangements of the Corporation is 10% of the total number of Shares then outstanding. For purposes of this Section 1.4, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option.
ARTICLE 2
OPTION GRANTS AND TERMS OF OPTIONS
2.1     Grants
          Subject to this Plan, the Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion.
2.2     Exercise of Options
(a)	Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the applicable grant or Regulations may require. In the event that any Option expires during, or within 48 hours after, a self imposed blackout period on trading securities of the Corporation, such expiry date will become the tenth day following the end of the blackout period.

(b)	The Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

(c)	No fractional Shares may be issued and the Board may determine the manner in which fractional Share value will be treated.

(d)	A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time, except where the remainder of Shares available for purchase pursuant to Options granted to such Participant totals less than 100.
2.3     Option Price
          The Board will establish the exercise price of an Option at the time each Option is granted provided that such price shall not be less than the volume weighted average trading price of the Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the day the option is granted.
2.4     Termination, Retirement or Death
(a)	In the event of the Termination or Retirement of a Participant, each Option held by the Participant will cease to be exercisable within a period of 30 days after the Termination Date or Retirement Date, as the case may be, or such longer period as determined by the Board. For greater certainty, such determination of a longer period may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Option; and (ii) 36 months following the Termination Date or Retirement Date, as the case may be. The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer of the Corporation to make any determination with respect to the expiry or termination date of Options held by any departing Participant. If any portion of an Option has not vested on the Termination Date or Retirement Date, as the case may be, the Participant may not, after the Termination Date or Retirement Date, as the case may be, exercise such portion of the Option which has not vested, provided that the Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer to make any determination with respect to vesting of Options or any portion thereof held by any departing Participant. Without limitation, and for greater certainty only, this subsection (a) will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest.

(b)	If a Participant dies, the legal representatives of the Participant may exercise the Options held by the Participant within a period after the date of the Participant’s death as determined by the Board, for greater certainty such determination may be made at any time subsequent to the date of grant of the Options, provided that no Option shall remain outstanding for any period which exceeds the earlier of (i) the expiry date of such Option; and (ii) 12 months following the date of death of the Participant, but only to the extent the Options were by their terms exercisable on the date of death. The Board may determine at any time, including for greater certainty at any time subsequent to the date of grant of the Options, that such portion of the Option vests automatically or pursuant to a vesting schedule determined by the Board. The Board may delegate authority to the Chief Executive Officer, the President and/or the Chief Financial Officer to make any determination with respect to the expiry or termination date of Options or vesting of

Options or any portion thereof held by any deceased Participant. If the legal representative of a Participant who has died exercises the Option of the Participant in accordance with the terms of this Plan, the Corporation will have no obligation to issue the Shares until evidence satisfactory to the Corporation has been provided by the legal representative that the legal representative is entitled to act on behalf of the Participant to purchase the Shares under this Plan.
2.5     Option Agreements
          Each Option must be confirmed, and will be governed, by an agreement in a form determined by the Board and signed by the Corporation and the Participant.
2.6     Payment of Option Price
          The exercise price of each Share purchased under an Option must be paid in full by bank draft or certified cheque at the time of exercise, and upon receipt of payment in full, but subject to the terms of this Plan, the number of Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable. Share certificates representing the number of Shares in respect of which the Option has been exercised will be issued only upon payment in full of the relevant exercise price to the Corporation.
2.7     Acceleration on Change of Control
          In the event of a Change of Control, all Options outstanding shall be immediately exercisable, notwithstanding any determination of the Board pursuant to Section 2.2 hereof, if applicable.
ARTICLE 3
MISCELLANEOUS
3.1     Right to Terminate Options on Sale of Corporation
          Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed merger, consolidation, amalgamation or officer to acquire all of the outstanding Shares (collectively, the “Proposed Transaction”), the Corporation may give written notice to all Participants advising that their respective Options may be exercised only within 30 days after the date of the notice and not thereafter, and that all rights of the Participants not exercised will terminate at the expiration of the 30-day period, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period.
3.2     Prohibition on Transfer of Options
          Options are personal to each Eligible Person. Without the permission of the Corporation, no Eligible Person may deal with any Options or any interest in them or Transfer any Options now or hereafter held by the Eligible Person. If a Participant’s Holding Company ceases to be wholly-owned and controlled by the Participant, such Participant will be deemed to have Transferred any Options held by such Holding Company. A purported Transfer of any Options without the permission of the Corporation will not be valid and the Corporation will not issue any Share upon the attempted exercise of improperly Transferred Options.

3.3     Capital Adjustments
          If there is any change in the outstanding Shares by reason of a stock dividend or split, recapitalization, consolidation, combination or exchange of shares, or other fundamental corporate change, the Board will make, subject to any prior approval required of relevant stock exchanges or other applicable regulatory authorities, if any, an appropriate substitution or adjustment in (i) the exercise price of any unexercised Options under this Plan; (ii) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; and (iii) the number and kind of shares subject to unexercised Options theretofore granted under this Plan; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares. In the event of the reorganization of the Corporation or the amalgamation or consolidation of the Corporation with another corporation, the Board may make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate. The determination of the Board, as to any adjustment or as to there being no need for adjustment, will be final and binding on all parties.
3.4     Non-Exclusivity
          Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Eligible Person or Participant, subject to any required regulatory or shareholder approval.
3.5     Amendment and Termination
          Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs 3.5(a) and (b) below, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.
(a)	The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:
(i)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)	any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision which is more favourable to participants;

(v)	any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation;

(vii)	a discontinuance of the Plan; and

(viii)	any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.
(b)	The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 10(a) above including, without limitation:
(i)	amendments of a “housekeeping” nature;

(ii)	a change to the vesting provisions of a security or the Plan;

(iii)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.
(c)	Notwithstanding the provisions of subparagraph 3.5(b), the Corporation shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to subparagraph 3.5(b), to the extent such approval is required by any applicable laws or regulations.
3.6     Compliance with Legislation
          The Board may postpone or adjust any exercise of any Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Corporation to effect or maintain registration of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. In addition, if the Shares are listed on a stock exchange, the Corporation will have no obligation to issue any Shares pursuant to this Plan unless the Shares have been duly listed, upon official notice of issuance, on a stock exchange on which the Shares are listed for trading.
3.7     Effective Date
          This Plan shall be effective on April 15, 2005, shareholder approval having been received at the Corporation’s annual and special meeting held on May 16, 2005, as amended by the Corporation’s shareholders effective May 2, 2007.